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                                  EXHIBIT 11.1
                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

For the Year Ended December 31, 2000

 1.   Net income .............................................     $114,826,000
 2.   Total weighted average common shares outstanding-basic .      109,507,190
 3.   Basic earnings per share ...............................     $       1.05
 4.   Total weighted average common shares outstanding-diluted      109,968,776
 5.   Diluted earnings per share .............................     $       1.04